Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

OF
LIMINATUS PHARMA, INC.

Adopted: April 30, 2025

The Board of Directors (the “Board”) of Liminatus Pharma, Inc. (the “Company”) has adopted this Code of Business Conduct and Ethics (this “Code”) to provide value for our stockholders; and

•	To encourage honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

•	To promote accurate, fair and timely reporting of the Company’s financial results and condition and other information the Company releases to the public market in reports it files with the Securities and Exchange Commission (the “SEC”);

•	To comply with applicable laws and governmental rules and regulations;

•	To prompt internal reporting of violations of this Code;

•	To protect the Company’s legitimate business interests, including corporate opportunities, assets and confidential information; and

•	To deter wrongdoing.

All directors, officers, employees and independent contractors of the Company are expected to be familiar with this Code and to adhere to the principles and procedures set forth in this Code. For purposes of this Code, all directors, officers, employees and independent contractors are referred to collectively as “employees” or “you” throughout this Code.

A. Honest and Ethical Conduct

All directors, officers, employees and independent contractors owe duties to the Company to act with integrity. Integrity requires, among other things, being honest and ethical. This includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

All directors, officers, employees and independent contractors have the following duties:

•	To conduct business with professional courtesy and integrity, and act honestly and fairly without prejudice in all commercial dealings;

•	To work in a safe, healthy and efficient manner, using skills, time and experience to the maximum of abilities;

•	To comply with applicable Company policies and job requirements, and adhere to a high standard of business ethics;

•	To observe laws, governmental rules, regulations and accounting standards;

•	To deal fairly with the Company’s customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealings.

•	To achieve responsible use of and control over all assets and resources employed or entrusted.

•	To maintain the confidentiality of information where required or consistent with Company policies; and

•	Not to disclose information or documents relating to the Company or its business, other than as required by law, not to make any unauthorized public comment on Company affairs and not to misuse any information about the Company or its associates, and not to accept improper or undisclosed material personal benefits from third parties as a result of any transaction or transactions of the Company.

B. Conflicts of Interest

A “conflict of interest” arises when an individual’s personal interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has personal interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest should be avoided.

There are a variety of situations in which a conflict of interest may arise. While it would be impractical to attempt to list all possible situations, some common types of conflicts may be:

•	To serve as a director, employee or contractor for a company that has a business relationship with, or is a competitor of the Company;

•	To enter into any financial transaction, arrangement, or relationship that is beyond the ordinary course of business, involving the Company;

•	To have a financial interest in a competitor, supplier or customer of the Company;

•	To receive improper personal benefits from a competitor, supplier or customer, as a result of any transaction or transactions of the Company;

•	To accept financial interest beyond entertainment or nominal gifts in the ordinary course of business, such as a meal or a coffee mug; or

•	To use for personal gain, rather than for the benefit of the Company, an opportunity that is offered to you solely in your capacity as an employee, officer or director of the Company and that is one that the Company is legally and contractually permitted to undertake and that is otherwise reasonable for the Company to pursue.

In most cases, anything that would constitute a conflict for a director, officer or employee also would present a conflict if it is related to a member of his or her family.

Interests in other companies, including potential competitors and suppliers, that are purely for management of the other entity, or where an otherwise questionable relationship is disclosed to the Board and any necessary action is taken to ensure there will be no effect on the Company, are not considered conflicts unless otherwise determined by the Board.

Evaluating whether a conflict of interest exists can be difficult and may involve a number of considerations. We also encourage you to seek guidance from our Chief Financial Officer when you have any questions or doubts.

C. Related-Party Transactions

The Company shall strive to avoid, wherever possible, all Related-Party Transactions (as defined below) that could result in actual or potential conflicts of interests, except if in accordance with the approval process and guidelines included below.

“Related-Party Transactions” are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (2) the Company or any of the Company’s subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of the Company’s common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b) (each, a “Related Party”), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).

Approval Process and Guidelines.

•	Each director and executive officer shall identify, any Related-Party Transaction involving a Related Party and inform the Audit Committee of the Board (the “Audit Committee”) before the Company may engage in the transaction with a Related Party. Each of the Company’s directors and officers shall complete a directors’ and officers’ questionnaire that elicits information about Related-Party Transactions.

•	In the event that the Company proposes to enter into, or materially amend, a Related-Party Transaction, the Chief Financial Officer shall present such Related-Party Transaction to the Audit Committee for review and consideration.

•	Any Related-Party Transaction, if not a Related-Party Transaction when originally consummated, or if not initially identified as a Related-Party Transaction prior to consummation, shall be submitted to the Audit Committee for review as soon as reasonably practicable.

D. Disclosure

Each director, officer or employee, to the extent involved in the Company’s disclosure process, including the Chief Executive Officer or Chief Financial Officer is required to be familiar with the Company’s disclosure controls and procedures applicable to him or her so that the Company’s public reports and documents comply in all material respects with the applicable securities laws and rules. In addition, each such person having direct or supervisory authority regarding these securities filings or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosures.

Each director, officer or employee, to the extent involved in the Company’s disclosure process must:

•	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

•	Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

E. Compliance

It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations in the performance of their duties for the Company, including those relating to accounting and auditing matters and insider trading.

The Board endeavors to ensure that the directors, officers and employees of the Company act with integrity and observe the highest standards of behavior and business ethics in relation to their corporate activities.

Specifically, directors, officers and employees must:

•	Comply with the law;

•	Act in the best interests of the Company;

•	Be responsible and accountable for their actions; and

•	Observe the ethical principles of fairness, honesty and truthfulness, including disclosure of potential conflicts.

Generally, it is against Company policies for any individual to profit from undisclosed information relating to the Company or any other company in violation of insider trading or other laws. Anyone who is aware of material nonpublic information relating to the Company, our customers, or other companies may not use the information to purchase or sell securities in violation of securities laws.

If you are uncertain about the legal rules involving your purchase or sale of any Company securities or any securities in companies that you are familiar with by virtue of your work for the Company, you should consult with the Chief Financial Officer before making any such purchase or sale.

F. Reporting and Accountability

The Board has the authority to interpret this Code in any particular situation. Any director, officer or employee who becomes aware of any known or suspected violation of this Code is required to notify the Chief Financial Officer promptly.

Any questions relating to how these policies should be interpreted or applied should be addressed to the Chief Financial Officer.

Each director, officer or employee must:

•	Notify the Chief Financial Officer promptly of any existing or potential violation of this Code; and

•	Not retaliate against any other director, officer or employee for reports of potential violations.

The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

•	The Chief Financial Officer, as appropriate, will take all appropriate action to investigate any violations reported. After the conclusion of an investigation of a director or executive officer, the conclusions shall be reported to the Board.

•	The Board will conduct such additional investigation as it deems necessary. The Board will determine whether a director or executive officer has violated this Code. Upon being notified that a violation has occurred, the Company will take such disciplinary or preventive action as deemed appropriate, up to and including dismissal.

G. Corporate Opportunities

Employees, officers and directors are prohibited from taking (or directing to a third party) a business opportunity that is offered to them solely in their capacity as an employee, officer or director of the Company and that is one that the Company is legally and contractually permitted to undertake and that is otherwise reasonable for the Company to pursue, unless the Company has already been offered the opportunity and turned it down.

Sometimes, the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Employees, officers and directors who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Chief Financial Officer.

H. Confidentiality

In carrying out the Company’s business, employees, independent contractors, officers and directors often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Employees, independent contractors, officers and directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of our Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

I. Fair Dealing

Our core value of operating is based on responsiveness, openness, honesty and trust with our members, business partners, employees and stockholders. We do not seek competitive advantages through illegal or unethical business practices. Each employee, officer and director should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

J. Protection and Proper Use of Company Assets

All employees, officers and directors should protect the Company’s assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes. Theft, carelessness and waste have a direct impact on our profit.

K. Waivers and Amendments

From time to time, the Company may waive provisions of this Code. Any employee or director who believes that a waiver may be called for should discuss the matter with the Chief Financial Officer.

Any waiver of the Code for executive officers or directors of the Company must be approved by the Board. The Company will disclose any such waivers within four business days by filing a current report on Form 8-K with the Commission or, in cases where a Form 8-K is not required, by distributing a press release, in each case as required by Section 5610 of the Nasdaq Stock Market LLC Rules or any other applicable law or rule of any other applicable stock exchange. Alternatively, the Company may disclose any such waivers on the Company’s website in a manner that satisfies the requirements of Item 5.05(c) of Form 8-K.

The Company is committed to continuously reviewing and updating its policies, and therefore reserves the right to amend this Code at any time, for any reason, subject to applicable law.